SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

McDATA Corporation

(Name of Issuer)

Class B Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

580031 10 2

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John F. McDonnell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United State of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,530,000*

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 6,530,000*

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,530,000*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not applicable

11.	Percent of Class Represented by Amount in Row (9) 19.2%

12.	Type of Reporting Person (See Instructions)

*This number is included solely for the purposes of identifying shares as to which this Schedule 13G relates and is qualified in its entirety by information in this Schedule 13G.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Item 4 to this Statement on Schedule 13G is amended and restated in its entirety as set forth below.
(a)

Amount beneficially owned:
Mr. McDonnell beneficially owns 6,530,000 shares of Class B Commons Stock.  Mr. McDonnell owns 5,550,000 shares of Class B Common Stock directly.  In addition, as the general partner of the McDonnell Family Limited Partnership, L.L.L.P., Mr. McDonnell may be deemed to beneficially own 40,000 shares of Class B Common Stock held by the McDonnell Family Limited Partnership, L.L.L.P.  The filing of this Schedule 13G by Mr. McDonnell shall not be construed as an admission that Mr. McDonnell is, for the purpose of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any or all of the shares of Class B Common Stock owned by the McDonnell Family Limited Partnership, L.L.L.P.  Also included in the number of shares reported as beneficially owned by Mr. McDonnell are options owned by Mr. McDonnell to purchase 940,000 shares of Class B Common Stock, which are exercisable within 60 days of December 31, 2002.

The number of shares reported as beneficially owned by Mr. McDonnell does not include (i) 3,581,000 shares of Class B Common Stock held by Ms. Patricia McDonnell, and (ii) 50,500 shares of Class B Common Stock held by Ms. McDonnell as custodian for Matthew John McDonnell under the “Colorado Uniform Transfers to Minors Act.”  Mr. McDonnell has no power to vote or direct the vote or dispose or direct the disposition of any shares of Class B Common Stock held by Ms. McDonnell or any shares of Class B Common Stock held by Ms. McDonnell as custodian for Matthew John McDonnell under the “Colorado Uniform Transfers to Minors Act,” and Mr. McDonnell expressly disclaims beneficial ownership of all of the shares of Class B Common Stock held by Ms. McDonnell  and all of the shares of Class B Common Stock held by Ms. McDonnell as custodian for Matthew John McDonnell under the “Colorado Uniform Transfers to Minors Act.”  All share ownership numbers and percentages set forth in the Schedule 13G with respect to Mr. McDonnell exclude all of the shares of Class B Common Stock held by Ms. McDonnell and all of the shares of Class B Common Stock held by Ms. McDonnell as custodian for Matthew John McDonnell under the “Colorado Uniform Transfers to Minors Act.”

(b)

Percent of class:
The shares of Class B Common Stock beneficially owned in the aggregate by Mr. McDonnell represent approximately 19.2% of such class.  This percentage is based on information obtained from McDATA regarding

Class B Common Stock outstanding as of December 31, 2002.

	(c)	Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote:
Mr. McDonnell has the sole power to vote or to direct the vote of 6,530,000 shares of Class B Common Stock, including 940,000 shares of Class B Common Stock subject to options owned by Mr. McDonnell which are exercisable within 60 days after December 31, 2002.  In addition, as general partner of the McDonnell Family Limited Partnership, L.L.L.P., Mr. McDonnell may be deemed to have the sole power to vote or direct the vote of 40,000 shares of Class B Common Stock.

		(ii)	Shared power to vote or to direct the vote: None.
(iii)

Sole power to dispose or to direct the disposition of:
Mr. McDonnell has the sole power to dispose or direct the disposition of 6,490,000 shares of Class B Common Stock, including 940,000 shares of Class B Common Stock subject to options owned by Mr. McDonnell which are exercisable within 60 days after December 31, 2002.  In addition, as general partner of the McDonnell Family Limited Partnership, L.L.L.P., Mr. McDonnell may be deemed to have the sole power to dispose or direct the disposition of 40,000 shares of Class B Common Stock.

		(iv)	Shared power to dispose or to direct the disposition of: None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 18, 2003
Date
/s/ John F. McDonnell
Signature
John F. McDonnell, individually and as General Partner of the McDonnell Family Limited Partnership, L.L.L.P.
Name/Title

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)